Exhibit 99.1

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	15 May 2013

MARKET UPDATE

IMPACT OF UK RESTRUCTURING ON FISCAL 2013 RESULTS

Sims Metal Management Limited (the “Company”) announces today that in connection with the UK inventory investigation and the recently announced management changes in its UK Metals and UK Sims Recycling Services (“SRS”) businesses, and the restructuring strategies being implemented, there will be significant items recorded against its Fiscal 2013 results. The significant items that have been identified arise in connection with decisions to redefine the scope and inventory flows of the Company’s UK processing facilities and, as described below, include further inventory write-downs, provisions for landfill costs and recognition of other impairment charges.

The impact of inventory write-downs and associated landfill provisions is estimated to be circa $45 million in the second half of Fiscal 2013. These provisions relate in part to strategies being implemented to rebase and enhance the ongoing competitive commercial profile of the business by marketing slow moving inventories more quickly and, in other instances, to landfill certain lower value material in the furtherance of operational efficiencies. This is in addition to the previously announced inventory write-downs, bringing the total inventory write-downs to be circa $61 million for Fiscal 2013.

In connection with the UK restructuring, determinations are also expected to be made that the carrying value of certain fixed assets will exceed the value of their projected cash flows. Consequently, there is expected to be impairment charges related to fixed assets of circa $42 million. It is also expected that certain leased facilities will be discontinued as part of the restructuring initiatives. The impairment charge as it relates to facility leases is circa $20 million. Additionally, there will be provisions for other significant items of circa $8 million.

The significant items described above and to be recorded in the second half of Fiscal 2013 are, in the aggregate, expected to be circa $115 million.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F/A, which we filed with the SEC on 18 March 2013.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 88% of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2012. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor and media inquiries contact

Todd Scott

Group Vice President – Investor Relations

Tel: +61 4 0960 0352